

**KeyBanc**
Capital Markets

March 24, 2006

Barry Lazarus
President
Inland Retail Real Estate Trust, Inc.
400 South Dixie Highway, Suite 128
Boca Raton, FL 33432

**Re:  Inland Retail Real Estate Trust, Inc. Second Amended and Restated Credit Agreement dated May 6, 2005 ("Loan Agreement").**

Barry:

Per your request dated March 20, 2006, KeyBank formally acknowledges that you have completed all requirements for extension of your $100 million Unsecured Line of Credit. The new maturity date will be May 6, 2007.

Please call me with any questions.

Very truly yours,



Kevin P. Murray
Vice President
KeyBank Real Estate Capital
(216) 689-4660 (P)
(216) 689-4997 (F)